UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

New version of the Amendment to the JRP

Oi S.A. – In Judicial Reorganization (the “Company”), in accordance with article 157, paragraph 4, of Law No. 6,404/76 (Lei das Sociedades Anônimas, or the “LSA”) and further to the Material Facts disclosed on February 28 and June 15, 2020, hereby informs its shareholders and the market in general that, on this date, the Company filed with the 7th Commercial Court of Rio de Janeiro (the “RJ Court”) an updated version of the proposed amendment to the ratified Judicial Reorganization Plan (the “Original JRP” and the “Amendment to the JRP,” respectively), which includes certain adjustments.

The updated version of the Amendment to the JRP reflects the several discussions held with creditors, potential investors and other stakeholders, including those conducted in the presence of the mediator appointed by the RJ Court, which mediation was concluded on August 6, 2020, with the purpose of discussing improvements to the Amendment to the JRP and, as a result, making its approval at the New General Creditors’ Meeting (the “GCM”) possible.

As a result of the abovementioned discussions, the Company filed with the RJ Court, on this date, a new version of the Amendment to the JRP, including adjustments mainly aiming at:

(i)	InfraCo UPI: clarifying and detailing the rules applicable to the disposition of the InfraCo UPI, including to provide that:

(a)	due to high demand for the asset in the preliminary stage of the prospection process carried out by the financial advisor, the minimum enterprise value (EV) of the InfraCo SPE (on December 31, 2021) to be considered in the proposals shall be R$20 billion, within the previous reference values ranging from 25.5% and 51.0% of the economic value, with the purpose of ensuring an active bidding process among the several parties interested in the control of the InfraCo SPE (51% of the common shares) until the bid. The interested parties must also undertake to pay a minimum Secondary Installment of R$6.5 billion and a Primary Installment of up to R$5 billion, to ensure the payment of R$2.426 billion of debt of the InfraCo SPE with the Recovering Entities, and the execution of the scheduled investment plan, in exchange for the receipt of new common shares issued by InfraCo SPE, at the price per share paid upon the partial disposition of the InfraCo UPI, adjusted as provided for under the Amendment to the JRP;

(b)	the payment of a portion of (i) the Secondary Installment may be performed through an assignment of net and certain receivables in favor of the Recovering Entities, and/or (ii) the Primary Installment may be performed through a transfer of assets to the InfraCo SPE and/or assignment of net and certain receivables in favor of the InfraCo SPE, and in this case, there would be no change to the minimum amounts of the Secondary Installment of R$6.5 billion or to the debt payment obligation in favor of the Recovering Entities of the amount equivalent to R$2.426 billion. Any net and certain receivables to be assigned to the Recovering Entities or the InfraCo SPE as payment of a portion of the Secondary Installment or the Primary Installment, as applicable, shall be assessed by applying a discount rate to such receivables;

(c)	the Oi Group may, until the date of publication of the InfraCo UPI Bid Notice, accept the binding proposal including the highest EV for the InfraCo SPE in connection with the partial acquisition of the InfraCo UPI, undertaking to ensure to the relevant bidder the right to, at its sole discretion, make an offer higher than the highest amount offered per share issued by InfraCo SPE, above its own bid proposal (Right to Top), provided that the offer submitted is at least 1% higher than the price per share issued by the InfraCo SPE set in the highest proposal submitted for the partial disposition of the InfraCo UPI; and

(d)	evaluation mechanisms of the binding proposals shall be used for the partial acquisition of the InfraCo UPI, which shall take into consideration not only the offered price per share and its minimum price, but also the possibility of evaluating the best conditions for determining the best proposal to be deemed the preferred proposal for the execution of the judicial bidding process.

(ii)	Mobile Assets UPI: clarifying and detailing the rules applicable to the disposition of the Mobile Assets UPI, including to provide that:

(a)	the Recovering Entities shall offer the parties interested in bidding for the Mobile Assets UPI the possibility of entering into a take-or-pay agreement with the Recovering Entities and/or their affiliated companies for the provision of data transmission services with a term of duration of 3, 5 or 10 years, at the discretion of the bidder. The present value of the payments arising from the relevant agreement shall be comprised in the total amount of the acquisition price of the Mobile Assets UPI, in addition to the minimum amount of R$15 billion to be paid in cash for 100% of the shares issued by the Mobile SPE, and shall be considered upon determining the winning bid proposal for the acquisition of the Mobile Assets UPI; and

(b)	the Oi Group may, until the date of publication of the Mobile Assets UPI Bid Notice, accept the binding proposal including the highest amount for the acquisition of the Mobile Assets UPI, whether it be equal to or higher than the Mobile Assets UPI Minimum Price, undertaking to ensure to the relevant bidder the right to, at its sole discretion, make an offer higher than the highest amount offered, above its own bid proposal (“Right to Top”), provided that the offer submitted is at least 1% higher than the amount equivalent to the sum (a) of the amount offered to be paid in cash, and (b) the net present value (NPV) of the Capacity Agreement offered, both included in the best proposal submitted during the Mobile Assets UPI bidding process.

(iii)	Towers UPI: in light of the binding proposal received to acquire the Towers UPI, previously disclosed, clarifying and detailing the rules applicable to the disposition thereof, including (a) the qualification of Highline as a Stalking Horse in the process of disposition of the Towers UPI, (b) the amendment of the Towers UPI Minimum Price, from R$ 1.0 billion to R$ 1.066 billion, reflecting the binding offer received in connection with the Towers UPI, and (c) Highline’s right to match (“Right to Match”) the highest offer above the Towers UPI Minimum Price, which comes to be submitted during the Towers UPI bidding process.

(iv)	TVCo UPI: providing for the possibility of the formation of a UPI for the disposition of the paid TV business, including all infrastructure required to provide services through the DTH technology, through the transfer of assets and liabilities (including the payment commitments of agreements related to the DTH and IPTV services, such as satellite capacity and content agreements), and the transfer of the TV clients, ensuring to the Oi Group the execution of its divestment strategy in the paid TV business based on DTH technology, while allowing a material role in the generation of content revenue arising from the provision of paid TV services via IP protocol (IPTV), based on platforms and equipment with IPTV technology, which shall remain as property of the Company. The TVCo UPI bidding process shall be executed in a judicial auction, through the submission of closed proposals for the acquisition of 100% of the shares issued by the TVCo SPE, and the acquisition of TVCo UPI shall encompass (i) the payment of a single cash installment in the minimum amount of R$20 million, (ii) the assumption of the payment commitments related to the television operation, in particular the commitments to use satellite capacity, as well as (iii) the obligation of the respective buyer to share with the Recovering Entities and/or affiliated companies 50% of the net revenue of the service to be offered to its clients through the IPTV technology over the FTTH network, subject to terms and conditions to be set forth by the Bid Notice in connection with the TVCo UPI bidding process.

(v)	In Rem Secured Credits: providing that 100% of the remaining amount of the In Rem Secured Credits shall be paid directly by the possible acquirer of the Mobile Assets UPI, in a single installment.

(vi)	Regulatory Agencies Credits: providing that the Regulatory Agencies Credits shall be paid, as previously authorized by the creditors under Clause 4.3.4.2 of the Original JRP, through an agreement pursuant to Law No. 13,988, dated April 4, 2020, to be executed within 180 days from the ratification of the Amendment to the JRP, and the Recovering Entities shall further be allowed to adhere to any legal provisions that are subsequently enacted and offer more advantageous conditions. Such provision gives the Oi Group greater legal certainty in connection with the settlement of the abovementioned Regulatory Agencies Credits while preserving advantageous conditions for the settlement thereof.

(vii)	Reverse Bids: with respect to the Reverse Bids, providing:

(aa) that (a) by December 31, 2024 and after the conclusion of the Exercise of Purchase Obligation Rounds, the Recovering Entities shall expend their best efforts to execute a Reverse Bid round provided that (x) they hold, on the date of the respective Reverse Bid, a minimum consolidated cash balance of R$3 billion, and (y) the minimum amount available for the payment of Unsecured Credits at the Reverse Bid is R$100 million; and (b) after December 31, 2024, the Recovering Entities shall execute a Reverse Bid round allocating for the payment of Unsecured Credits, the amount of 100% of the surplus of the consolidated cash balance of R$3 billion, subject to the minimum available amount of R$100 million;

(ab) that only the alternatives of new securities issued by the Recovering Entities, shares issued by the Recovering Entities’ subsidiaries or cash will be entitled to be used for the payments related to the Reverse Bid;

(ac) that the determination of the criterion for the determination of the winner(s) of the Reverse Bid shall be based on the net present value (NPV) of the flow of future payments of the relevant Unsecured Credits shall be considered, as provided for under the Original JRP;

(ad) that the Notice for each Reverse Bid round, to be disclosed prior to the relevant Reverse Bid, shall establish the specific conditions for participation in each Reverse Bid, the rules, the restrictions, the maximum percentage of the NPV to be considered and the maximum amount of the respective Unsecured Credits to be paid by the Recovering Entities.

(viii)	Partner Creditors: adjusting the terms applicable to the Partner Creditor Loans, in order to (a) amend the pre-payment ratio of the restructured credits pursuant to the Original JRP subject to the effectively used Partner Creditor Loan, from 1/3, to 1/2; (b) amend the discounted pre-payment protection ratio, from 2x the amount of the credit line being offered, to 2.5x; (c) improve the commercial terms applicable to the new credit lines which come to be offered by the creditors, and (d) clarify the rules and conditions for adhering to this alternative.

(ix)	Bank Guarantees: providing for the possibility of the Unsecured Creditors to offer bank guarantee lines as guarantee, in benefit of the Recovering Entities, limited to their structured credits, ensuring, in return, the reduction of the pre-payment discount, from 60% to 55%, to be applied to each exercise of purchase obligation round, at volumes equivalent to those offered in lines of new guarantees, as provided for under the Amendment to the JRP.

(x)	Additional Financing: including clearer and more restricted rules relating to the guarantees that may be offered in connection with the lines of credit to be sought by the Recovering Entities, in addition to those already included in the Original JRP and the bridge loan related to the disposition of the Mobile Assets UPI.

(xi)	Voting at the GCM: providing that, after the judicial ratification of the Amendment to the JRP, Clause 11.8 of the Original JRP, which provides for the preservation of the value and quantity of the reorganization credits by the creditors in connection with the right to speak, petition and vote at the GCM, shall no longer be effective for the purpose of potential and future creditor meetings.

(xii)	Credit Compensation: excluding Clause 6.18 from the original version of the Amendment to the JRP, which provided that the Reorganization Credits held by Reorganization Creditors would be automatically compensated with credits held by the Recovering Entities themselves against the Reorganization Creditors.

(xiii)	Credit Assignment: excluding Clause 6.19 of the original version of the Amendment to the JRP, therefore maintaining unchanged the language of Clause 13.8 of the Original JRP, which provides for the assignment of Reorganization Credits.

(xiv)	Dividends: providing that the restrictions to the payment of dividends by the Recovering Entities shall be effective until December 31, 2025 instead of until the 6th anniversary of the ratification of the Original JRP, and that Clauses 10.1.1.1 and 10.1.2.1 of the Original JRP shall remain unchanged.

(xv)	Closing of the Judicial Reorganization: providing that the judicial reorganization shall be concluded on May 30, 2022, and that such date may be extended due to an event of force majeure identified and approved exclusively by the RJ Court.

The full text of the new version of the Amendment to the JRP is available to the Company’s shareholders at the Company’s headquarters as well as on its website (www.oi.com.br/ri), through the Sistema Empresas.NET of the Brazilian Securities Commission (CVM) (www.cvm.gov.br), in addition to the website of the São Paulo Stock Exchange, B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). A copy of the material submitted to the CVM will also be translated into English and submitted to the U.S. Securities and Exchange Commission on Form 6-K as soon as practicable.

The Company hereby reiterates that it will continue its discussions with creditors, potential investors and other stakeholders in connection with the Amendment to the JRP and will maintain its shareholders and the market informed about the developments of the subject matters of this Material Fact.

Rio de Janeiro, August 13, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “must,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “predicts,” “plans,” “targets,” “objective,” “projects,” “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the United States, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer